M. ALI PANJWANI
Partner

DIRECT TEL:  212-326-0820
DIRECT FAX:  212-798-6319
ali.panjwani@pryorcashman.com

July 25, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ms. Mara L. Ransom
Assistant Director

Re:	InterCloud Systems, Inc.
(Formerly Genesis Group Holdings, Inc.)
Amendment No. 3 to Registration Statement on Form S-1
Filed July 3, 2013
File No. 333-185293

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc. (formerly known as Genesis Group Holdings, Inc.) (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated July 18, 2013 (the “Comment Letter”) relating to Amendment No. 3 to the Registration Statement on Form S-1 (the “Form S-1”) submitted by the Company on July 3, 2013. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.  Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Form S-1.

Securities and Exchange Commission
July 25, 2013

Cover Page

1.
We note your response to comment 2 in our letter dated June 19, 2013, the revisions to the cover page of your prospectus and the inclusion of a “Determination of Offering Price” section in the prospectus.  We further note that the reference on the cover page of the prospectus to the last reported sale price of your common stock on June 28, 2013 on the OTC Bulletin Board suggests that you intend to sell the offered securities at market prices, and the Determination of Offering Price section of the prospectus indicates that you will sell the offered securities at a price to be determined by you and Aegis Capital Corp. based on the identified factors, one of which is your last reported sales price.  We believe that the disclosure of the last reported sale price of your common stock on the prospectus cover page is incomplete, as compared to the disclosure contained in the Determination of Offering Price section, potentially confusing to investors, and inappropriate given that you anticipate that your common stock will be trading on the NASDAQ Capital Market at the time of the offering.  In addition, given that you and Aegis Capital Corp. will consider many factors in determining the offering price of the common stock and that you anticipate that your common stock will be trading on a new exchange at the time of the offering, we believe it is appropriate for you to include a price range for the offered securities, as you did in your initial registration statement.  Please revise your disclosure accordingly.

Response:

In response to the Staff’s comment, the Company has revised the cover page of the Prospectus to include a price range of the common stock to be sold in the offering, and has further revised the Prospectus as applicable to make appropriate references to such price range.

In addition, the Company has revised the disclosure set forth in the first risk factor appearing under the caption “Risk Factors – Risks Related to Our Common Stock and this Offering” on page 27 of the Prospectus to describe certain risks associated with the listing of the Company’s common stock on the NASDAQ Capital Market at the time of the offering.

Summary Pro Forma Combined Financial Data, page 12

2.	We note that other expense, net for the year ended December 31, 2012 does not agree to the unaudited pro forma combined condensed statement of operations on page 43. Please revise or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Prospectus Summary – Summary Pro Forma Combined Condensed Financial Data” on page 12 of the Prospectus to conform “other expense, net” for the year ended December 31, 2012 to the disclosure on page 43 of the Prospectus.

Unaudited Pro Forma Combined Condensed Financial Information, page 41

Securities and Exchange Commission
July 25, 2013

3.
We reviewed your response to comment 16 in our letter dated June 19, 2013.  Please tell us why there is no adjustment to the numerator used in computing basic earnings per share to add back preferred dividends that would not have been paid assuming conversion of the Series F, H and I Preferred Stock to common stock in your computation of pro forma diluted earnings per share.

Response:

In response to the Staff’s comment, the Company has revised its computation of pro forma diluted earnings per share under the caption “Unaudited Pro Forma Combined Condensed Financial Information” on page 41 of the Prospectus to add back to the numerator used in such computation the dividends that would not have been paid assuming conversion of the Series F and H Preferred Stock to common stock. The Company did not exclude the dividends payable on the Series H Preferred Stock, as the effect would have been anti-dilutive. Such calculation is described in a new footnote (w) on page 51 of the Prospectus. The dividends payable under Series F and H Preferred Stock are included in the calculation of basic earnings per share, as the basic shares outstanding used in the computation does not assume the conversion of these shares. There are no dividends payable on the Series I Preferred Stock.

4.
We reviewed your response to comment 19 in our letter dated June 19, 2013.  It is unclear to us why you did not recognize income tax expense or benefits attributable to the pro forma income or loss of each acquired flow-through entity as if the acquired entities had been taxable entities since the beginning of the period and on the net impact of pro forma adjustments to income (loss) before income taxes other than the pro forma adjustment to interest expense on the new term loan.  Please further advise or revise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Unaudited Pro Forma Combined Condensed Financial Information” on pages 43, 44 and 51 of the Prospectus to reflect the recognition of pro forma income tax expense for each of the entities acquired or to be acquired.

5.
Please tell us why the $2.1 million note issued as purchase consideration in the acquisition of AW Solutions is presented as a pro forma adjustment to contingent consideration (refer to note ss) as opposed to a pro forma adjustment to current notes payable.

Response:

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Unaudited Pro Forma Combined Condensed Financial Information” on pages 42 of the Prospectus to reflect that the $2.1 million note issued as purchase consideration in the acquisition of AW Solutions is presented as a pro forma adjustment to current notes payable.

Securities and Exchange Commission
July 25, 2013

6.
We note that the fair value of common stock issued as consideration at the closing of the AW Solutions acquisition in note (v) on page 51 does not agree to the fair value disclosed in note (qq) on page 48 or the summary of the preliminary price allocation on page 47. Please revise or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in note (v) under the caption “Unaudited Pro Forma Combined Condensed Financial Information” on page 51 of the Prospectus to conform the amount of the fair value of common stock issued as consideration at the closing of the AW Solutions acquisition to the disclosure set forth in note (qq) on page 48 of the Prospectus.

Description of Capital Stock, page 102

7.
We note your statement that “[a]ll of our existing stock is, and the shares of common stock being offered by us in this offering will be, upon payment therefore, validly issued, fully paid and nonassessable.”  This is a legal conclusion that must be opined upon by legal counsel; please delete.

Response:

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Description of Capital Stock” on page 103 of the Prospectus to remove the quoted language.

Notes to Consolidated Financial Statements, page F-7

3.           Summary of Significant Accounting Policies, page F-15

Impairment of Long-Lived Intangible Assets and Goodwill, page F-17

8.
We reviewed the additional disclosures you provided in response to comment 33 in our letter dated June 19, 2013, including your disclosure that fair value of indefinite lived intangibles is calculated using many factors which include future undiscounted cash flows.  If, as we assume, the reference to undiscounted cash flows was inadvertent and should have referred to discounted cash flows, please revise your disclosure accordingly. Otherwise, please tell us your basis for using undiscounted as opposed to discounted cash flows in estimating the fair value of indefinite lived intangible assets.  If applicable, tell us the impact on your impairment assessments each period of using discounted cash flows to estimate fair value.

Securities and Exchange Commission
July 25, 2013

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Note 3 to its consolidated financial statements on page F-17 of the Prospectus to reflect that it uses discounted future cash flows to determine the fair value of indefinite lived intangible assets.

Distinguishment of Liabilities from Equity, page F-19

Redeemable Common and Preferred Stock, page F-20

9.
We note your disclosure that increases or decreases in the carrying amount of redeemable instruments will be recognized as adjustments to additional paid-in capital (due to the lack of retained earnings).  Please further disclose that changes in the fair value of redeemable securities, if any, will be reflected as an increase or decrease in net income or loss attributable to common stockholders on the statements of operations.  Refer to ASC 480-10-S99-20.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Note 3 to its consolidated financial statements on page F-20 to reflect that changes in the fair value of redeemable securities, if any, will be reflected as an increase or decrease in net income or loss attributable to common stockholders on the statements of operations.

4.           Acquisitions and Deconsolidation of Subsidiary, page F-25

Acquisition of TNS, Inc., page F-26

10.
We note your response to comment 37 in our letter dated June 19, 2013.  We also note your disclosure in the last paragraph on page F-26 that you issued 4,150 shares of Series F Preferred Stock as part of the purchase consideration for TNS.  It appears 3,575 of these shares are classified as temporary equity and 575 of these shares are recorded as a liability.  Please revise your disclosure on page F-26 to clarify whether the 575 shares recorded as a liability have already been issued as purchase consideration and are outstanding, or whether they are potentially issuable as contingent consideration, as further discussed in the first paragraph on page F-30. If the former, please reference the applicable authoritative guidance in GAAP and disclose why 575 shares are classified as a liability and the remainder of the shares are classified as temporary equity.  If the latter, please revise the Series F convertible preferred stock balance sheet caption to identify the contingent consideration obligation as opposed to showing 575 issued and outstanding shares of Series F Preferred Stock.

Securities and Exchange Commission
July 25, 2013

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Note 4 to its consolidated financial statements on page F-26 of the Prospectus to clarify that the 4,150 issued shares of Series F Preferred Stock includes 575 shares of Series F Preferred Stock that are contingent and subject to cancellation if TNS does not meet certain operating results for the year ending September 30, 2013. These 575 shares of Series F Preferred Stock have been recorded as a liability as they are contingent and variable as these shares can be partially or totally cancelled, and additional shares of Series F Preferred Stock may also be issuable, based on the operating results of TNS. The Company has also revised its presentation on page F-3 of the Prospectus to show 575 shares of Series F Preferred Stock as issued and outstanding in the mezzanine equity section of the balance sheet and that the value of the contingent consideration has remained within the liabilities section of the balance sheet.

11.
Please revise the disclosures on pages 77 and F-26 to clarify the nature and terms of the earn-out provision that has been valued at $259,550.  Your current disclosures appear to be inconsistent with the information provided in response to comment 37 in our letter dated June 19, 2013.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Note 4 to its consolidated financial statements on page F-26 of the Prospectus to reflect that the $259,550 is not contingent consideration, but rather the value of shares to be issued to the sellers of TNS upon consummation by the Company of an underwritten public offering. The Company has recorded the $259,550 as a liability, based upon an independent valuation. Based upon the future liability, the actual liability recorded should have been $200,000.  The Company did not record the difference because it was not deemed material.

10.           Derivative Instruments, page F-41

12.
We note your response to comment seven in our letter dated June 19, 2013 and the related revisions to note 9 to your financial statements.  Please similarly revise your disclosure in note 10 to disclose the revisions to the terms of the MidMarket warrants pursuant to the second amendment to the MidMarket Loan Agreement.  Also, please disclose the resulting impact on your accounting for the MidMarket warrants, including whether the warrants continue to be accounted for as mark to market derivative liabilities and why or why not.

Securities and Exchange Commission
July 25, 2013

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Note 10 to its consolidated financial statements on page F-41 of the Prospectus to disclose the revised terms of the MidMarket warrants.  The Company also has disclosed that the MidMarket warrants will continue to be accounted for as a liability that will be marked to market each accounting period.

13.
We reviewed your response to comment 40 in our letter dated June 19, 2013.  Please help us understand why it is reasonable that the underlying fair value of common shares used to determine the fair value of the MidMarket warrants and disclosed in the fourth paragraph on page F-42 is significantly less than the fair value of your common stock used in valuing shares issued as share based compensation in the same year.

Response:

The reason for the underlying difference in fair value between the common shares used to determine the fair value of the warrant liability and the fair value used for common stock issued as share based compensation is primarily driven by the fact that the definition of fair value, as it is utilized in the measurement for each of the respective instruments, is defined differently under the applicable areas of the FASB Codification.

The Company determined the fair value of stock-based compensation in accordance with ASC Topic 718, Compensation – Stock Compensation (ASC Topic 718).  ASC paragraph 718-10-30-6 states that observable market prices of identical or similar equity or liability instruments in active markets are the best evidence of fair value and, if available, should be used as the basis for the measurement for equity and liability instruments awarded in a share-based payment transaction.  The Company believes ASC Topic 718 refers to the required measure of fair value to distinguish it from other measures, such as intrinsic value and calculated value, and that definition of fair value described above should be used. ASC 718 also refers to the required measurement basis as the fair-value-based method because the measurement method described in the standard is not consistent with other fair value measurement definitions.

Securities and Exchange Commission
July 25, 2013

The Company also notes that share-based payments are specifically excluded from the scope of ASC Topic 820.  The Company determined the fair value of the derivative warrant liability associated with the MidMarket warrants under ASC 820- Fair Value Measurement. When determining the fair value of the derivative warrant liability, the Company considered all external factors contemplated by ASC 820 and concluded it should use the Option Pricing Method (OPM) to determine the fair value of the common stock underlying the warrants at the date of issuance of such warrants and for each subsequent reporting period.   The basis for using the OPM method and the related Company-specific and economic factors that impacted the fair value of such common stock, and which caused the fair value of such common stock (and therefore the value of the MidMarket warrants) to be significantly less than the fair value of the common stock used in valuing the shares issued as stock-based compensation, was provided in the Company’s prior response to the Staff’s comment number 40 in the Staff’s letter dated June 19, 2013.

11.           Income Taxes, page F-42

14.
We reviewed your response to comment 41 in our letter dated June 19, 2013.  Please tell us the amount of domestic and foreign income or loss before income tax expense or benefit for the each of the periods presented.  In addition, please explain to us why the majority of the current provision consists of foreign income taxes when the foreign component of income or loss before income tax expense or benefit is immaterial.

Response:

During 2011 and for the three months ended March 31, 2012, the Company did not have any foreign operations and therefore all of the Company’s loss before income tax expense (benefit) was domestic.  As a result of the acquisition of ADEX in September 2012, the Company had foreign operations exclusively in Puerto Rico.

For the year ended December 31, 2012, the Company had a consolidated loss before income taxes of approximately $3.8 million, which was comprised of a domestic loss of $4.075 million and foreign income of approximately $215,000. The current tax provision for the year ended December 2012 included domestic and foreign taxes of $48,000 and $106,000, respectively.  The minimal domestic current taxes was due to the substantial loss of the domestic operations, which created additional net operating loss carryforwards that were reflected in the deferred tax provision rather than the current provision.

The total foreign tax provision for the year ended December 2012 was $106,000, which was approximately 4% of the total tax provision /(benefit) of $2.6 million (current and deferred) of the consolidated entity.  Based on this assessment, the Company determined that its foreign operations were immaterial to the Company’s consolidated income tax provision.

Securities and Exchange Commission
July 25, 2013

For the three months ended March 31, 2013, the Company had a consolidated loss before income taxes of approximately $715,000, which was comprised of a domestic loss of $730,000 and foreign income of $15,000.  The Company recognized its quarterly tax provision utilizing the estimated annual effective tax rate at the consolidated level.  Based on the analysis described in the previous paragraph, the Company did not allocate any of the quarterly provision to income from foreign operations, as such income was considered immaterial.

14.           Stockholder s’ Deficit, page F-45

Common Stock, page F-45

Issuance of shares of common stock pursuant to conversion of notes payable, page F-46

15.
We reviewed your response to comment 43 in our letter dated June 19, 2013.  Please disclose the amounts of the loss on conversion of notes payable disclosed in the second and third paragraphs and that the losses are not materially different than the incremental intrinsic values resulting from the resolution of the contingently adjustable conversion ratios and the corresponding adjustments to the conversion prices.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Note 14 to its consolidated financial statements on page F-46 of the Prospectus to reflect the amounts of loss on conversion of such notes payable and to disclose that the losses were not materially different than the incremental intrinsic values resulting from the resolution of the contingently adjustable conversion ratios and the corresponding adjustments to the conversion prices.

15.           Redeemable Preferred Stock, page F-47

Series E, page F-49

16.
Please revise your disclosure in the second paragraph to clarify whether each share of Series E Preferred Stock is convertible into 9.8% of Common Stock on a fully-diluted basis, as currently disclosed, or all shares of Series E Preferred Stock are collectively convertible into 9.8% of Common Stock on a fully-diluted basis as indicated in your correspondence.

Securities and Exchange Commission
July 25, 2013

Response:

In response to the Staff’s comment, the Company revised its disclosure in Note 15 to its consolidated financial statements on page F-49 of the Prospectus to clarify the terms of conversion of the Series E Preferred Stock.

TNS, Inc. Financial Statements for the Years Ended December 31, 2011 and 2010, page F-55

Note 6:  Subsequent Events, page F-64

17.
We reviewed your response to comment 51 in our letter dated June 19, 2013 and are unable to locate disclosure in the InterCloud Systems, Inc. financial statements regarding: a) the additional shares of common stock to be issued upon completion of an underwritten public offering; and b) your accounting for the contingently issuable shares. Please tell us where this is disclosed in the InterCloud Systems, Inc. financial statements, how this provision is accounted for and the basis in GAAP for your accounting.

Response:

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Business – Our Recent and Pending Acquisitions” on page 78 of the Prospectus and in Note 4 to its consolidated financial statements on page F-26 of the Prospectus to reflect the value of the shares to be issued to the sellers of TNS as consideration at the completion of an underwritten public offering. The Company has recorded the value of the shares at $259,550 as a liability on its consolidated balance sheet based upon an independent valuation. Based upon the future liability, the actual liability recorded should have been $200,000. The Company did not record the difference because it was not deemed material.

The contingently issued shares referenced on page F-64 of the Prospectus are recorded as a contingent liability on the Company’s consolidated balance sheet.  The contingent consideration has been valued at $557,933.  The Company has issued 575 shares of Series F Preferred Stock for the contingent consideration.  These 575 shares of Series F Preferred Stock have been recorded as a liability as they are contingent and variable as these shares can be partially or totally cancelled, and additional shares of Series F Preferred Stock may also be issuable, based on the operating results of TNS.

* * *

If you have any questions with respect to the foregoing, please contact me at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:           Mr. Mark Munro